News Release

Number 9, 2003

Resin Systems & Euro-Projects Sign Design & Engineering Agreement

April 30, 2003, Edmonton, Alberta: Greg Pendura, President and CEO of Resin Systems Inc. (RS-TSX Venture) announced today that the Company has signed a definitive agreement with Euro-Projects (LTTC) Ltd. For the “design, engineering and specifications for composite utility poles in glass fibre reinforced polyurethane resins”.

While the two companies have been closely collaborating over the past several months on the engineering and design of Resin System’s power pole and light standard initiative, this definitive agreement sets the stage for new undertakings involving the combination of developed technologies and the Version resin line.

Euro-Projects is a highly recognized and experienced Research and Development company based in Rothley, England that specializes in the use of advanced composite materials. The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and applications across a broad range of industries. Euro-projects is currently involved in a major European project “responsible for the structural design and specification of maintenance free, passively safe lighting columns”.

In addition, the firm recently completed a major three-year project involving eight European organizations, which successfully demonstrated that large surface area, thick sectioned structures such as boats can be moulded in environmentally friendly thermoplastic composites.

The agreement between Resin Systems and Euro-Projects calls for development and specifications in the areas of:

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Resin selection and compounding

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Glass fibre reinforcement

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Tooling

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Manufacturing & process development

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Pole testing & evaluation

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Pole anchoring & jointing systems.

The Company also announced today that Mr. Len Danard has resigned from the Board of Directors. Mr. Danard has been a director of Resin Systems since September, 1998 and played an important role in assisting the Company through its development years. On behalf of the management and Board of Directors Mr. Pendura extends his warm thanks to Mr. Danard for his many contributions.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.